CONTRACT FOR SALE AND PURCHASE OF

ECOLOGY COATINGS, INC. CORPORATE SHELL

This agreement is a Contract for sale and purchase between Wendy Turner Lewis, trustee of the Chapter 7 bankruptcy estate of Ecology Coatings, Inc., a Nevada corporation ("Seller") and Innovation Consulting, LLC, a California limited liability company (“Innovation”) and Shulamit Lazar (together, "Purchaser"), dated this 20th day of August, 2014.

RECITALS

WHEREAS, on May 15, 2013, Ecology Coatings, Inc. (hereinafter “ECOC”) filed its petition with the United States Bankruptcy Court, Eastern District of Michigan, Southern Division (the "Bankruptcy Court") for relief under Chapter 7 of the United States Bankruptcy Code, case no. 13-49950;

WHEREAS, Purchaser is interested in purchasing the public shell of ECOC, that is a reporting company with the United States Securities and Exchange Commission (the "SEC");

WHEREAS, according to Purchaser, ECOC is a public entity and has nine hundred million (900,000,000) shares of common stock authorized and approximately 54,539,814 shares of common stock issued and outstanding;

WHEREAS, according to Purchaser, ECOC has 10,000,000 million shares of preferred stock authorized and approximately 271 shares of preferred stock issued and outstanding; and

WHEREAS, Seller wishes to sell and Purchaser wishes to purchase a certain asset, the corporate shell of ECOC free and clear of all liens, claims and interests pursuant to the terms and conditions set forth herein and subject to Bankruptcy Court approval.

NOW, THEREFORE, for good and sufficient consideration, as set forth hereunder, it is agreed by Seller and Purchaser as follows:

1. Parties. The parties to this transaction are Seller and Purchaser.

2. Sale of Asset. Subject to all conditions and terms set forth herein, Seller shall sell and Purchaser shall purchase the corporate shell of ECOC free and clear of all liens, claims, and interests (the "Asset"). The sale is subject to Bankruptcy Court approval. Seller shall send notice of the proposed sale to all creditors on the bankruptcy mailing matrix and to other parties who have expressed an interest in possibly purchasing the Asset. The sale is also subject to any other offers which Trustee, in her discretion, determines to be a better offer. Trustee shall be entitled to schedule and conduct an auction (the "Auction") in connection with the sale of the Asset.

3. As Is Where Is. The Asset shall be sold "as is, where is" without representation or warranty of Seller as to good standing, reinstatement of good standing, adequacy or timeliness of filing requirements (whether state or federal, including the SEC, the State of Nevada, or any other governmental unit), or any other filing or compliance actions, or the type or number of outstanding shares. The Asset does not include any interest in any real or personal property of any nature, including any ownership position with respect to any subsidiaries.

4. Consideration and Deposit. The purchase price for the Asset is $25,000 (the “Purchase Price”). Of the Purchase Price, Zenith shall pay and be responsible for $20,000 thereof, while Innovation shall pay and be responsible for $5,000 thereof. Contemporaneous with Purchaser's execution of this Agreement, Zenith has provided Seller with a $10,000 deposit (the "Deposit"). The Deposit shall be held by Seller in a segregated account. If Purchaser is not the successful bidder at the Auction or the Bankruptcy Court does not approve the sale of the Asset to Purchaser, then Seller shall promptly return the Deposit to Purchaser. If the sale of the Asset to Purchaser is consummated, then the Deposit shall be credited to the $25,000 purchase price (or such higher purchase price if Purchaser agrees to a higher purchase price at the Auction). If Purchaser defaults under this Agreement, then Seller shall be entitled to keep the Deposit and apply it against any damages Seller may have.

5. Production of Corporate Books and Records. Upon execution of this Agreement, Seller shall use her best efforts to make available to Purchaser any and all corporate books and records of ECOC exclusive of any operational books and records, that Seller maintains or has access to, however, Seller makes no representations or warranties as to the existence, contents, or accuracy of the books and records. It is acknowledged that Seller, as the trustee of the ECOC bankruptcy estate, did not prepare or produce the corporate books and records, and that Seller merely maintains those books and records produced and turned over to her by ECOC. Purchaser acknowledges the existence of public filings with the SEC prior to the chapter 7 petition date, and acknowledges that neither the adequacy and sufficiency of corporate books and records nor the adequacy or sufficiency or timeliness of ECOC’s SEC filings shall be a condition precedent to the closing of this transaction.

6. Bankruptcy Court Order. Within seven days after execution of this Agreement, the Seller shall file with the Bankruptcy Court a motion for an order authorizing the sale of the Asset free and clear of all liens, claims and interests under 11 U.S.C. section 363 (the "Motion"). The Motion shall request the entry of an order in substantially the same form as that attached as Exhibit A hereto and include the following findings (the “Order”), but Purchaser understands that the granting vel non of such requests is within the power of the Bankruptcy Court and that all requests may not be granted. The granting of the requests set forth in subparagraphs (a) through (e), by the Bankruptcy Court, shall be conditions precedent to closing of this sale unless Purchaser chooses to close despite the Bankruptcy Court’s failure to grant some of the requests.

(a) That Seller shall be authorized to sell and Purchaser shall be authorized to purchase the Asset free and clear of all liens, claims and interests under 11 U.S.C. section 363(f);

(b) That any and all interests ECOC may have in any real or personal property, excluding the corporate shell of ECOC, shall remain in the ECOC bankruptcy estate for further administration under the Bankruptcy Code, and shall no longer be owned or controlled by ECOC;

(c) That there be a finding pursuant to 11 U.S.C. section 363(m) that the purchase of the Asset under this agreement is in good faith and that the Purchaser is a good faith purchaser entitled to the protections of 11 U.S.C. section 363(m);

(d) That upon closing, the existing officers and directors of ECOC will be deemed removed from office;

(e) That upon closing, the Seller shall deliver to Innovation a stock power in substantially the same form as that attached as Exhibit B hereto assigning, conveying and otherwise transferring the total issued and outstanding convertible preferred stock of ECOC to Purchaser (the “Convertible Preferred Stock”) to the extent that ECOC is the holder of any currently issued and outstanding convertible preferred stock of ECOC (the “Stock Power”);

(f) That all common share conversion rights of any kind, including without limitation, warrants, options, convertible bonds other convertible debt instruments, with the exception of the Convertible Preferred Stock, be cancelled;

(g) That within ten (10) days of the date of closing (the "Closing Date"), the Purchaser shall be authorized to appoint a new board of directors of ECOC; and

(e) That within ninety (90) days following the Closing Date, the newly appointed board of directors of ECOC shall be authorized to:

(i) issue up to 60,000,000 shares of common stock to Zenith or its assigns;

(ii) implement a reverse split of the issued and outstanding common stock in a ratio of approximately 5,000 to 1 or in a ratio further determined by the board of directors;

(iii) alter, amend and otherwise change the rights and preferences of any holder(s) of the Convertible Preferred Stock, including, specifically, the ratio at which each share of the Convertible Preferred Stock may be converted into the common stock of ECOC; and

(iv) cause any and all reasonable actions to be taken to preserve ECOC's listing on the Over the Counter Pink Sheets Marketplace, including, specifically, the filing of an SEC Form 15, should it be deemed advisable.

7. Closing. After the entry of an order approving the sale of the Asset, closing of the sale shall occur on the first business day that is at least 7 days after the entry of the sale order (the “Sale Order”).

8. Closing Conditions: Seller. At closing, Seller shall provide Purchaser with the following:

(a) A certified copy of the Sale Order; and

(b) All corporate books and records, other than operational books and records, in the possession of Seller, if any.

9. Closing Conditions: Purchaser. The obligation of Purchaser to consummate the transaction contemplated herein is subject to the following:

(a) Approval by the Bankruptcy Court of the sale of the Asset to Purchaser.

10. Choice of Law. This agreement shall be governed by the internal laws (and not the law of conflicts) of the State of Nevada.

11. Severability and Operation of Law. If any provision of this agreement is prohibited by the laws of Nevada or, for any reason, any other applicable jurisdiction, the agreement shall be deemed ineffective to the extent only of such provision and shall be deemed modified to conform with such laws, without invalidating the remaining provisions; and any such provision in any jurisdiction shall not invalidate such provision in any other jurisdiction.

12 Entire Agreement; Modification. This agreement embodies the entire agreement and understanding of the parties and supercedes any prior agreements, arrangements and understandings related to the matters provided in this agreement. No modification, alteration, waiver, amendment, change or supplement to this agreement shall be binding or effective unless it is set forth in writing, signed by an authorized representative of each party.

13. Survival and Binding Agreement. The terms and conditions of this agreement shall survive the closing and shall inure to the benefit of and be binding upon the parties and their respective heirs, personal representatives, successors and assigns.

14. Assignment. Neither party to this agreement may assign any of its rights or delegate any of its responsibilities under this agreement.

15. Termination. In addition to the right of the parties to terminate this Agreement as set for elsewhere herein, this Agreement may be terminated at any time, by mutual agreement of Seller and Purchaser.

16. Notices. All notices, requests, demands, claims and other communication under this agreement must be in writing. Any such notice, request, demand, claim or other communication shall be deemed given if sent by personal delivery, overnight carrier or by email transmission as follows:

(a) If to Seller:

Wendy Turner Lewis

44 West Willis Street

Detroit, MI 48201

Email: wtlewis@ameritech.net

(b) With a copy to:

Howard S. Sher

2301 W. Big Beaver Road, Suite 777

Troy, Michigan 48084

Email: howard@jacobweingarten.com

(c) If to Purchaser:

Shulamit Lazar

3445 Lawrence Ave

Oceanside NY 15572

Innovation Consulting, LLC

470 S. South Bedford #401

Beverly Hills, CA 90212

Attn: Barry Sytner

(d) With a copy to:

Adam S. Tracy

Securities Compliance Group Ltd.

800 W. Fifth Ave #201a

Naperville, IL 60563

Email: at@ibankattorneys.com

17. Counterparts. This agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute a fully executed agreement.

/s/ Wendy Turner Lewis /s/ Shulamit Lazar

_____________________________ ____________________________

Wendy Turner Lewis, as Trustee By: Shulamit Lazar

of the Chapter 7 Bankruptcy

estate of Ecology Coatings, Inc.

Innovation Consulting, Inc.

/s/Barry Sytner

____________________________

By: Barry Sytner

Its: President

EXHIBIT A

UNITED STATES BANKRUPTCY COURT

EASTERN DISTRICT OF MICHIGAN

In the matter of:

Ecology Coatings, Inc. f/d/b/a Case No. 13-49950-wsd

Ecology – CA Hon. Walter Shapero

Chapter 7

Debtor.

__________________________________________________________/

ORDER APPROVING THE SALE OF THE CORPORATE SHELL OF ECOLOGY COATINGS, INC. FREE AND CLEAR OF LIENS, CLAIMS, INTERESTS AND ENCUMBRANCES

This matter having come before the Court on the Trustee's Motion For Order Approving The Sale Of The Corporate Shell Of Ecology Coatings, Inc. Free And Clear Of Liens, Claims, Interests And Encumbrances (the “Sale Motion”), pursuant to which Trustee seeks: (i) approval of the Contract For Sale And Purchase Of Ecology Coatings, Inc. Corporate Shell (the “Agreement”); and (ii) entry of an order authorizing Trustee to sell the corporate shell of Ecology Coatings, Inc. (the “Asset”) pursuant to the Agreement; no objections having been filed to the Sale Motion; and it appearing that the relief requested in the Sale Motion is in the best interest of the chapter 7 bankruptcy estate; and good cause appearing therefor, it is hereby

FOUND AND DETERMINED THAT:

A. The Court has jurisdiction over the Sale Motion pursuant to 28 U.S.C. §§ 157 and 1334, and this matter is a core proceeding pursuant to 28 U.S.C. § 157(b) (2) (A) and (N). Venue of these cases and the Sale Motion in this district is proper under 28 U.S.C. §§ 1408 and 1409.

B. The statutory predicates for the relief sought in the Sale Motion are sections 105(a) and 363(b), (f) and (m) of the United States Bankruptcy Code, 11 U.S.C. §§ 101-1330, as amended (the “Bankruptcy Code”) and Fed. R. Bankr. P. 6004.

C. As evidenced by the affidavits of service filed with the Court, (i) proper, timely, adequate and sufficient notice of the Sale Motion has been provided in accordance with 11 U.S.C. §§ 102(1), 363 and Fed. R. Bankr. P. 2002 and 6004, (ii) such notice was good and sufficient, and appropriate under the particular circumstances, and (iii) no other or further notice of the Sale Motion is or shall be required.

D. Trustee has (i) full power and authority to execute the Agreement and all other documents made concomitant therewith, and the sale of the Asset by Trustee has been duly and validly authorized; and (ii) all of the power and authority necessary to consummate the transaction contemplated by the Agreement.

E. Approval of the Agreement and consummation of the sale of the Asset at this time is in the best interests of the bankruptcy estate.

F. Trustee has demonstrated both (i) good, sufficient and sound business purpose and justification and (ii) compelling circumstances for the sale of the Asset pursuant to 11 U.S.C. §363(b).

G. A reasonable opportunity to object or be heard with respect to the Sale Motion and the relief requested therein has been afforded to all interested persons and entities, including, but not limited to, (i) the Office of the United States Trustee, (ii) counsel for the Purchaser, (iii) any creditors of the Debtor, and (iv) all other entities that have filed requests for notices pursuant to Bankruptcy Rule 2002.

H. The Agreement was negotiated, proposed and entered into by Trustee and the Purchaser without collusion, in good faith, and from arm's length bargaining positions.

I. The Purchaser is a good faith purchaser under 11 U.S.C. §363(m) and, as such, is entitled to all of the protections afforded thereby. The Purchaser will be acting in good faith within the meaning of 11 U.S.C. §363(m) in closing the transaction contemplated by the Agreement.

J. The consideration provided by the Purchaser for the Asset pursuant to the Agreement (i) is fair and reasonable, (ii) is the highest and best offer for the Asset, and (iii) constitutes reasonably equivalent value and fair consideration under the Bankruptcy Code.

K. The transfer of the Asset to the Purchaser will be a legal, valid and effective transfer of the Asset, and will vest the Purchaser with all right, title and interest of ECOC to the Asset free and clear of all liens, claims and encumbrances.

NOW THEREFORE, IT IS HEREBY ORDERED, ADJUDGED, AND DECREED THAT:

1.	The Sale Motion is granted, as further described herein.

Approval of the Agreement

2.	The Agreement and all of the terms and conditions thereof are hereby approved.

3.      Pursuant to 11 U.S.C. § 363(b), Trustee is authorized and directed to consummate the Sale, pursuant to, in accordance with and subject to the terms and conditions of the Agreement.

4.      Trustee is authorized to execute and deliver, and is empowered to perform under, consummate and implement, the Agreement, together with all additional instruments and documents that may be necessary to implement the Agreement, and to take all further actions as may be reasonably requested by the Purchaser for the purpose of assigning, transferring, granting, conveying and conferring to the Purchaser or reducing to possession, the Asset.

Transfer of Asset

5.      Pursuant to 11 U.S.C. § 105(a) and 363(b) and (f), the Asset shall be transferred to the Purchaser as of the Closing Date. As of the Closing Date, the Asset shall be transferred to the Purchaser, pursuant to section 363(f) of the Bankruptcy Code, free and clear of all interests, claims (as defined in section 101(5) of the Bankruptcy Code), liens (as defined in section 101(37) of the Bankruptcy Code) and encumbrances.

6.      The transfer of the Asset to the Purchaser pursuant to the Agreement constitutes a legal, valid and effective transfer of the Asset, and shall vest the Purchaser with all right, title and interest of ECOC in and to the Asset free and clear of all claims of any kind or nature whatsoever.

7.      Each and every federal, state, and local government agency and/or department is directed to accept and timely process any and all documents, instruments and permits necessary and appropriate to consummate the transactions contemplated in the Agreement and this Order.

Additional Provisions

8.      The consideration provided by the Purchaser for the Asset under the Agreement shall be deemed to constitute reasonably equivalent value and fair consideration under the Bankruptcy Code.

9.      The consideration provided by the Purchaser for the Asset under the Agreement is fair and reasonable, and was not controlled by an agreement among potential bidders, and the sale is not avoidable under section 363(n) of the Bankruptcy Code.

10.    This Order (a) shall be effective as a determination that, on the Closing Date, all Claims of any kind or nature whatsoever existing as to the Asset prior to the closing have been unconditionally released, discharged and terminated, and that the conveyance described herein has been effected, and (b) shall be binding upon and shall govern the acts of all entities in or to the Asset.

11.	In accordance with the Agreement, and on the Closing Date:
i)	All common and preferred share conversion rights of any kind (except convertible preferred stock of ECOC that is actually transferred to the Purchaser pursuant to subsection viii below), including, without limitation, warrants, options and convertible bonds are cancelled and extinguished.
ii)	The existing Board of Directors of ECOC is terminated; Purchaser is authorized to elect a new Board of Directors.
iii)	The Purchaser is authorized to retain a new stock transfer agent for ECOC or in the event the existing transfer agent is still in business, to retain the existing transfer agent.
iv)	The Purchaser is permitted to amend the articles of incorporation of ECOC to conform to the terms set forth in the Agreement and in this Order.
v)	The Purchaser is permitted to issue up to 30,000,000 shares of common stock of ECOC to the Purchaser or its assigns.
vi)	The Purchaser is permitted to implement a reverse split of the issued and outstanding common stock of ECOC in a ratio of approximately 5,000 to 1.
vii)	To the extent the same are in her possession and control, Trustee is authorized to deliver all of ECOC's corporate books and records to Purchaser that are in her possession, if any, with the Purchaser bearing any and all costs and fees required for the retrieval and conveyance of these items.
viii)	To the extent ECOC is the holder of any currently issued and outstanding convertible preferred stock of ECOC, Trustee is authorized to execute a valid stock power assigning, conveying and otherwise transferring all of the currently issued and outstanding convertible preferred stock of ECOC to the Purchaser.
ix)	The Purchaser shall take all reasonable action to preserve ECOC's listing on the Over the Counter Pink Sheet Marketplace (to the extent that ECOC has such a listing), including, specifically the filing of an SEC Form 15.

12.    Each and every federal, state and local government agency or department is hereby directed to accept any and all documents and instruments necessary and appropriate to consummate the transactions contemplated by the Agreement.

13.    This Court retains jurisdiction to enforce and implement the terms and provisions of the Agreement, all amendments thereto, any waivers and consents thereunder, and of the Agreement executed in connection therewith in all respects, including, but not limited to, retaining jurisdiction to (a) compel delivery of the Asset to the Purchaser, (b) resolve any disputes arising under or related to the Agreement, except as otherwise provided therein, (c) interpret, implement, and enforce the provisions of this Order, and (d) protect the Purchaser against any claims with respect to the Asset.

14.    The transaction contemplated by the Agreement is undertaken by the Purchaser in good faith, as that term is used in 11 U.S.C. § 363(m), and accordingly, the reversal or modification on appeal of the authorization provided herein to consummate the Sale shall not affect the validity of the Sale to the Purchaser, unless such authorization is duly stayed pending such appeal. The Purchaser is a purchaser in good faith of the Asset, and is entitled to all of the protections afforded by 11 U.S.C. § 363(m).

15.    The terms and provisions of the Agreement and this Order shall be binding in all respects upon and shall inure to the benefit of Trustee, the bankruptcy estate, and their creditors, the Purchaser, and its respective affiliates, successors and assigns, and any affected third parties including, but not limited to, all persons asserting claims in the Asset.

16.    The failure specifically to include any particular provisions of the Agreement in this Order shall not diminish or impair the effectiveness of such provision, it being the intent of the Court that the Agreement be authorized and approved in its entirety. To the extent any provision of the Agreement is inconsistent with the terms of this Order, the terms of this Order shall govern.

17.    The Agreement and any related agreement, documents or other instrument may be modified, amended or supplemented by the parties thereto, in a writing signed by both parties, and in accordance with the terms thereof, without further order of the Court, provided that any such modification, amendment or supplement does not have a material adverse effect on the bankruptcy estate.

18.    The provisions of this Order are nonseverable and mutually dependent.

19.    The stay of orders authorizing the use, sale or lease of property as provided for in Fed. R. Bank. P. 6004(g) shall not apply to this Order, which is immediately effective and enforceable.

EXHIBIT B